PUBLIC

20010435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAY 13 2020
Washington, DC

SEC FILE NUMBER
8-52814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Vertical Trading Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5th Avenue, 5th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Martin — 212-918-1202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff Trattner & Co., Inc.
(Name – *if individual, state last, first, middle name*)

1225 Franklin Ave., Suite 200	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

PUBLIC

OATH OR AFFIRMATION

I, Robert Schaffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Vertical Trading Group LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

- See Attached

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 2 day of March, 2020, by Robert Schaffer

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

PATRICK QUINN GORITY
COMM. #2203199
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires 06/29/2021

(Seal) Signature [signature]

THE VERTICAL TRADING GROUP, LLC

(D/B/A THE VERTICAL GROUP)

(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

[Filed Pursuant to Rule 17A-5(e)(3) Under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT]

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
450 Seventh Avenue, New York, NY 10123 (212) 239-3300 Fax (212) 239-4979 www.israeloff.com

Other Office
1225 Franklin Avenue
Garden City, NY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of The Vertical Trading Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Vertical Trading Group LLC, (the Company), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our Opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 10 to the financial statements, effective January 1, 2019 the Company adopted ASU 2016-02, and accordingly changed the manner in which it accounts for leases. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Israeloff, Trattner & Co. P.C.

We have served as the Company's auditor since 2005.

Garden City, New York
February 27, 2020

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 791,194
Due from clearing agents	2,466,323
Accounts receivable	38,624
Equity securities and options held at clearing agent (at market value)	574,051
Property & equipment, at cost, less accumulated depreciation and amortization of $276,652	13,644
Operating lease right-of-use asset	190,704
Advances to employees	62,000
Security deposits and other	71,284
TOTAL ASSETS	$ 4,207,824

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Equity securities sold, not yet purchased (at market value)	$ 13,002
Accounts payable and accrued expenses	$ 895,906
Operating lease liability	190,704
TOTAL LIABILITIES	1,099,612
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	3,108,212
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,207,824

See accompanying notes to the statement of financial condition.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2019

1. LINE OF BUSINESS

The Vertical Trading Group, LLC (D/B/A The Vertical Group)(the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for its customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of trading income from the purchase and sale of stocks it makes markets in that are traded on various stock exchanges as well as from commissions earned from executing trades in equities and listed options as agent on behalf of customers. Additionally the Company generates income from publishing research material relating to various publicly traded companies and markets. The Company maintains registered branch offices in New York, NY, Boston, MA, Shrewsbury, NJ, Pompano Beach, FL, Richmond, VA, Rye, NY and Paramus, NJ. The Vertical Trading Group, LLC was formed as a single member LLC in New York State in August 2005 and is a wholly-owned subsidiary of RAS Holdings, LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Commissions earned on trades executed on behalf of customers are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Market making security transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all security transactions entered into for the Company's market making inventory accounts and risk of the Company are recorded on a trade date basis. Revenues earned from matching broker dealers, banks and hedge funds for option buying and selling are recorded as earned when the services are rendered and the option buying and selling is completed. Research revenue is earned when research material is made available to clients and client agrees to pay for the material.

USE OF ESTIMATES

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, due from clearing agents, accounts receivable, accounts payable, and investments in marketable securities for which carrying values approximate fair values due to the short maturities of those instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MARKETABLE SECURITIES

The Company follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") on accounting for certain investments in debt and equity securities. It requires that certain investments in debt and equity securities be classified as trading, available-for-sale or held-to-maturity. The Company determines the appropriate classification at the time of acquisition and reevaluates such determination at each balance sheet date.

The Company follows the provisions of the FASB ASC on *fair value measurements*. It establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted prices for identical assets; and Level 3 inputs are unobservable and have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs would be used only when Level 1 or Level 2 inputs are not available.

The Company classifies its marketable securities as trading securities. Securities are carried in the financial statements at fair value based upon quoted market prices. Unrealized holding gains and losses are included in earnings.

The following table sets forth by level within the fair value hierarchy, the Company's investments at fair market value at December 31, 2019:

	Level 1	Level 2	Total
Equity securities and options held at clearing agent	$ 568,938	$ 5,113	$ 574,051
Equity securities sold, not yet purchased	$(13,002)		$(13,002)

Valuation techniques and inputs

The fair value for certain of our securities is derived using pricing models and other valuation techniques that invoice significant management judgment. The price transparency of securities is a key determinant of the degree of judgment involved in determining the fair value of our securities. Securities which are actively traded will generally have a higher degree of price transparency than securities that are thinly traded. In accordance with GAAP, the criteria used to determine whether the market for a security is active or inactive is based on the particular asset or liability.

As a result, the valuation of these securities included significant management judgment in determining the relevance and reliability of market information available. We considered the inactivity of the market to be evidenced by several factors, including low levels of price transparency caused by

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MARKETABLE SECURITIES (CONTINUED)

decreased volume of trades relative to historical levels, stale transaction prices and transaction prices that varied significantly either over time or among market makers.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from security to security and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a security's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of a security requires judgment and consideration of factors specific to the security.

There were no transfers between Level 1 and Level 2 during the year.

DUE FROM CLEARING AGENTS

The Company maintains a brokerage account with one clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property, equipment and leasehold improvements are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains and losses are included in income. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

INCOME TAXES

The Company follows the provisions of the FASB ASC, as revised, on Uncertainty in Income Taxes. It had no effect on the Company's financial statements principally because of its status as a nontaxable "pass-through" entity for federal and state income tax purposes. Income taxes have not been provided because the Company is a single member limited liability company whose income or loss and credits will be passed through to its parent company and combined with the income and deductions of the parent company to determine taxable income on the Parent's members' tax returns.

The Company and its parent file U.S. federal income tax returns and state and local income tax returns in New York, New Jersey, Massachusetts, California, and Virginia, effective with the years the Company began doing business in these states. Returns filed in these jurisdictions for tax years ended on or after December 31, 2016 are subject to examination by the relevant taxing authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2019, the Company was not exposed to such risk.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2019, the Company was not exposed to such risk.

SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 27, 2020, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

3. DUE FROM CLEARING AGENTS

The Company is currently required to maintain minimum deposits totaling $500,000 with it's clearing agents at all times ($513,585 at December 31, 2019). Deposits are required based on the types and amounts of long and short security positions held by the Company. Marginable securities require additional deposits equaling 25% of their respective long positions and 30% of their respective short positions, whereas non-marginable securities require deposits equaling 100% of their respective positions. As of December 31, 2018, the Company had idle cash of $1,493,359 to be used for trading and receivable balances totaling $436,146 with its clearing agents, as well as security positions held, long and short of $1,168,463 and $16,156, respectively.

4. ACCOUNTS RECEIVABLE

Accounts receivable balance represents research income due from clients at December 31, 2019.

5. LOANS PAYABLE

The Company has a credit facility with a bank for $100,000 with interest due monthly at prime plus 1%. The facility does not have an expiration date, but may be cancelled by either party at any time. At December 31, 2018, there was no outstanding balance.

6. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Computer equipment and software	3-5	$ 100,819
Leasehold improvements	7-5	21,998
Furniture, fixtures and office equipment	5-10	167,478
		290,295
Less: Accumulated depreciation and amortization		269,190
Net property and equipment		$ 21,105

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $4,086,232 which was $3,086,232 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was .33 to 1.00.

8. ADVANCE TO EMPLOYEES

As of December 31, 2018, $20,927 was due from employees of the Company. The advances bear no interest and are payable on demand.

9. RELATED PARTY TRANSACTIONS

The Company has research services provided by a company with common ownership. For the year ended December 31, 2019 the Company paid the related firm $475,000.

10. COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

Effective January 1, 2019 the Company adopted ASU 2016-02 (ASC 842), Leases. The Company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we used our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate of a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment and is presently assumed to be 6.25%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

CONTINGENCIES

During the normal course of business operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's statement of financial position.

OPERATING LEASES

The Company is obligated under various non-cancelable operating leases for its office facilities in New York and Connecticut, expiring through 2021. As of December 31, 2019, the approximate future minimum lease payments under the non-cancelable leases are as follows:

Years ending December 31,	
2020	$ 100,244
2021	103,252
Total	203,496
Less: Imputed interest	(12,792)
Right-of-use asset	$ 190,704